# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pathfinder Bancorp, Inc. MD, CIK 0001609065
CUSIP: 70319R109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 214 West First Street, Oswego, New York (NY), 13126
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002055390

## Reporting persons
- Pathfinder Bank Employee Stock Ownership Plan Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 344,643; sole dispositive power 331,405; shared dispositive power 13,238; aggregate amount beneficially owned 344,643 (5.6% of the class)

## Item 1. Issuer
Name of issuer: Pathfinder Bancorp, Inc. MD
Address of issuer's principal executive offices: 214 West First Street, Oswego, New York, 13126

## Item 2. Person Filing
Name of person filing:
Pathfinder Bank
Employee Stock Ownership Plan Trust
Trustee: Pentegra Trust Company
Address of principal business office or, if none, residence:
c/o Pentegra Services, Inc.
2 Enterprise Drive, Suite 408
Shelton, CT 06484
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 344,643
Percent of class: 5.6
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 344,643
Sole power to dispose or to direct the disposition: 331,405
Shared power to dispose or to direct the disposition: 13,238

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Pathfinder Bank Employee Stock Ownership Plan Trust: /s/ Paula Edmonds, Paula Edmonds, SVP, Pentegra Trust Company, as Trustee (02/07/2025)